EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Advanced Fibre Communications, Inc. of our reports dated February 14, 2003, relating to the consolidated balance sheets of Advanced Fibre Communications, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related schedule, which reports appear, or are incorporated by reference, in the December 31, 2002 Annual Report on Form 10-K of Advanced Fibre Communications, Inc. Our report on the consolidated financial statements refers to a change in accounting for derivative instruments and hedging activities, business combinations and goodwill and other intangible assets in 2001 and 2002.

/s/ KMPG LLP

San Francisco, California
September 24, 2003